Exhibit 99.3

Nano Dimension Sets the Record Straight on NY Federal Court Ruling and Corrects the Misleading Information, as Published by Bistricer’s Murchinson Yesterday

Waltham, Mass., July 12, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “NANO” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, outlines the proper description and context of the decision of the U.S. District Court for the Southern District of New York (the “Court”) from July 11, 2023 to dismiss the case filed by NANO against Murchison Ltd. and other shareholders.

NANO filed a complaint with the Court in March 2023, asking the Court to address Murchinson’s and Anson Advisors Inc. (“Anson”)’s failure to make disclosures required by the U.S. securities laws. As a direct result of NANO’s complaint, Murchinson and Anson amended their respective securities disclosures on May 2, 2023, and June 23, 2023—both times attaching NANO’s complaint, which asserted that Murchinson and Anson had together obtained more than 10% interest in NANO’s American Depository Shares (“ADSs”) and, were working together to attempt to take control of NANO and obtain its assets.

Murchinson’s description of NANO’s suit as “frivolous” is wrong and mischaracterized the Court’s decision.  Rather, the Court found that NANO’s suit “achieved the goals of Section 13(d)” because the amended disclosures Murchinson and Anson filed “alert[ed] the public to the pertinent information about Defendants.”  The Court then dismissed the Section 13(d) claims against Murchinson and Anson as moot precisely because – as a result of NANO’s suit – their coordination was finally revealed.

The Court’s ruling permits NANO to pursue its claims concerning Murchinson and Anson’s misconduct in New York State court, which NANO fully intends to do.  As NANO has alleged, and will pursue in New York State court, Murchinson and Anson breached the depositary agreement by and among NANO, the Bank of New York Mellon and ADS holders and owners by staging an illegal shareholder meeting, where they conducted an illegal vote and attempted to unlawfully replace NANO’s rightful board members.  NANO also intends to pursue other state law claims against Murchinson and Anson and ask the state court to redress the steps they have taken to unjustly enrich themselves at the expense of NANO and its investors.

The state court complaint is planned to be filed this week.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its intention to file a claim against Murchinson and Anson with the New York State court and the timing thereof. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com